

MAIL STOP 3561

May 11, 2007

Mr. Gary Engle
Stoneleigh Partners Acquisition Corp.
c/o PLM International Inc.
555 Fifth Avenue
New York, NY 10017

> **Re:** **Stoneleigh Partners Acquisition Corp.**
> **Amendment No 10 to Registration Statement on Form S-1**
> **File No. 333-133235**
> **Filed May 1, 2007**

Dear Mr. Engle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have indicated your intention to list on the AMEX instead of being quoted on the OTCBB as previously disclosed. Prior to requesting effectiveness, please have an AMEX representative call the staff to indicate that they have approved you for listing.

Summary

2.   We note your response to our prior comment 2 from our letter dated April 27,
        2007. In the first paragraph of your response you state that the purpose of
        allowing these transfers would be to enable the initial stockholders "to attract
        individuals that may bring value to the Company's management prior to a
        business combination." Given management's status as promoters, and the
        compensatory nature of these transfers, we believe that more discussion is
        warranted. Accordingly, please clarify whether your list of permitted transfers is
        exhaustive, whether these transfers will be treated as share-based compensation
        by the company, and whether management has any present intention of
        transferring these shares.

Use of Proceeds, page 20

3.   We have reviewed your response to our prior comment 7 in which you object to
        including the $7.4 million fee payable to HCFP/Brenner in your tabular
        presentation because the fee is for services to be rendered in the future and is only
        payable in the event that you consummate a business combination. However, all
        of the fees listed in your table relate to future expenditures and, it would appear
        more likely than not that you will consummate a business combination. In
        addition, we note that this fee will be paid from the funds held in trust.
        Therefore, it seems that disclosing this information in the table would be
        important to investors. Please revise the table to include this fee, or in the
        alternative, please include a footnote to the table explaining the fee and why you
        have excluded it from the table. Finally, please disclose whether this potential
        payment obligation will require you to issue securities in order to consummate an
        acquisition valued at 80% of your net assets at the time of the acquisition.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Robert Mittman
        Brad Shiffman
Fax: (917) 332 - 3725